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                                    FORM 6-K
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the month of May, 2005


                        THE DESCARTES SYSTEMS GROUP INC.


                 (Translation of registrant's name into English)

                                120 Randall Drive
                                Waterloo, Ontario
                                 Canada N2V 1C6

                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]           No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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         The Notice of Annual and Special Meeting and Management Information
Circular relating to the Annual and Special Meeting of Shareholders to be held on May 18, 2005 is filed herewith as Exhibit I.

         The Form of Proxy relating to the Annual and Special Meeting of Shareholders to be held on May 18, 2005 is filed herewith as Exhibit II.

         Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2005 is filed herewith as
Exhibit III.

         The Audited Consolidated Financial Statements and notes thereto for the fiscal years ended January 31, 2005, 2004 and 2003, together with the report of the auditors therein, are filed herewith as Exhibit IV.

         The attached press release was issued by the Company on May 3, 2005, and is filed herewith as Exhibit V.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 THE DESCARTES SYSTEMS GROUP INC.

                                 (Registrant)

                                 By: /s/ J. Scott Pagan
                                     ------------------------------------
                                 Name:  J. Scott Pagan
                                 Title:  General Counsel and Corporate Secretary

Date:  May 4, 2005




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                                    EXHIBITS

Exhibit No.     Description
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    I           Notice of Annual and Special Meeting and Management Information
                Circular relating to the Annual and Special Meeting of Shareholders to be held on May 18, 2005

    II Form of Proxy relating to the Annual and Special Meeting of Shareholders to be held on May 18, 2005

    III Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended January 31, 2005

    IV Audited Consolidated Financial Statements and notes thereto for the fiscal years ended January 31, 2005, 2004 and 2003, together with the report of the auditors therein

    V           Press Release dated May 3, 2005.